January 5,
2006



Mail Stop 4561

J. Michael Parks
17655 Waterview Parkway
Dallas, TX  75252

      Re:	Alliance Data Systems Corporation
		Form 10-K for the year ended December 31, 2004
		File No. 001-15749

Dear Mr. Parks:

      We have reviewed your response letter dated December 12,
2005
and have the following additional comment.

Form 10-K

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Discussion of Critical Accounting Policies

Securitization of credit card receivables, pages 29 - 30

1. Tell us and disclose in future filings how you account for the implicit forward contracts at inception and subsequently.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3498 if you have questions.




							Sincerely,



            Linda VanDoorn
      Senior Assistant Chief Accountant

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J. Michael Parks
Alliance Data Systems Corporation
January 5, 2006
Page 1